Exhibit 99.2

Nebius Group Shareholder Letter Q4’25

February 12, 2026

Dear Shareholders,

2025 was our first full year of operations, a year with exceptional growth and execution. We delivered extremely strong financial results for the year and dramatically scaled up our capacity footprint, paving the way for significant continued growth in 2026 and beyond.

Our unrelenting focus on execution in 2025 delivered:

●	Strong financial results

○	ARR[1] as of year-end was $1.25 billion, ahead of our most recent guidance of $900 million to $1.1 billion. During 2025 we significantly diversified our AI cloud customer portfolio by adding several large startup and enterprise logos.
○	Group Adjusted EBITDA turned positive in Q4, reflecting operating leverage from scale and cost discipline throughout the year.

●	Rapid expansion of our infrastructure footprint

○	We deployed five new locations globally and have secured another nine, thanks to outstanding execution by our infrastructure team.

●	Capacity delivery ahead of plan

○	We ended the year with ~170MW of active power, vs our target of 100MW.

●	Significant build-out of our AI cloud platform

○	The release of Nebius AI Cloud Aether 3.0 and 3.1 further differentiated our offering, driving improved speed, reliability, security, and flexibility for our customers. Aether has expanded our total addressable market by opening up new opportunities in the enterprise.
○	The launch of our managed inference platform, Nebius Token Factory, expanded our value proposition and is generating strong interest.

As a result, we enter 2026 with strong momentum, high operational confidence, and a scalable platform built for the world’s most demanding AI workloads.

We are on track to end the year with ARR1 of $7 billion to $9 billion. To achieve this we will focus on four key strategic areas: scaling capacity with discipline; executing on our customer commitments; advancing our AI Cloud platform; and raising capital strategically.

●	Scaling capacity with discipline

○	Capacity remains the enabler of our strategy, and the industry’s most persistent constraint. We are expanding our global footprint with nine new sites across seven locations in the US (Missouri, Alabama, Oklahoma and Minnesota) and EMEA (France, Israel, UK), bringing our global total number of sites to 16 and broadening our geographical diversification.
○	We have already secured more than 2 GW of contracted power, putting us well ahead of the target we set in November of more than 2.5 GW by the end of 2026. As a result, we now expect to have more than 3 GW of contracted power by year-end.
○	The vast majority of this new capacity will come from owned data centers, reinforcing our capital-efficient model with attractive long-term unit economics.
○	We also remain well on track to reach 800 MW to 1 GW of connected power by the end of 2026.

(1) Annualized run-rate revenue (ARR) is calculated by taking revenue from the last month of the quarter multiplied by 12.

●	Reliable execution on customer commitments

○	Our customer wins in 2025 reflect the execution standards we set internally and are increasingly recognized by customers and partners.
○	We delivered the first tranche of capacity to Microsoft on time in November 2025, and are well on track to deliver the remaining capacity on schedule.
○	We delivered both contracted tranches to Meta on time and are now fully in the servicing stage.
○	Demand from enterprises and AI native customers continues to outpace supply, allowing us to sell future capacity well in advance.
○	We will continue to invest in scaling our go-to-market motion with new industry verticals, expanded global coverage, and a dedicated enterprise sales team.

●	Advancing our AI Cloud platform

○	Our AI cloud platform is fundamental to our business, and is a key competitive differentiator. We are very focused on investing resources to continue expanding our capabilities in 2026 both organically and through targeted acquisitions that can enhance and accelerate the development of our platform.
○	The acquisition of Tavily, announced earlier this week, is just one example. Tavily extends Nebius’s cloud platform capabilities into the enablement layer of the tech stack with real-time search infrastructure for AI agents.

●	Raising capital strategically

○	We are very pleased with our healthy balance sheet, including $3.7 billion of cash, which places us in a great position for implementing our 2026 and future growth plans.
○	Achieving our first quarter of positive operating cash flow in Q4 further boosted liquidity.
○	Cash inflows from our larger contracts throughout 2026 further underpin our growth plans.
○	We will maintain a disciplined approach to raising capital. We see strong appetite from financing partners and investors and have a broad range of financing options available for 2026 and beyond, including corporate debt, asset-backed financing, and our unused at-the-market equity program.

In conclusion, 2025 demonstrated our ability to execute, and set us up for a strong 2026. We remain laser focused on execution, long-term value creation, and scaling through the next phase of growth across our full-stack platform.

Thank you for your continued trust and support. We are extremely excited for 2026 and will continue to deliver.

Arkady Volozh
Founder and Chief Executive Officer

Group Q4 Update

Nebius

Scaling Our Infrastructure Globally

In this section, we discuss three forms of power:
(1) contracted power, or power secured by contracts;
(2) connected power, or power connected into data centers; and
(3) active power, or power being consumed by IT equipment.

In Q4, we continued to expand our global infrastructure footprint and bring active power to our platform. We ended the year with ~170 MW of active power, significantly exceeding our 100 MW target.

We have made a strong start to our 2026 capacity plans, with today’s announcement of 9 new sites across the US and EMEA, already giving us a total of more than 2 GW of contracted power. A majority of this capacity will be delivered through our owned data centers, reinforcing a capital-efficient model with attractive long-term unit economics.

With our head start in securing power, we now expect to have more than 3GW of contracted power by the end of 2026, up from our previous >2.5 GW target.

As we work to bring this capacity online, we also enter 2026 with strengthened conviction in achieving our 800MW to 1GW of connected power by the end of this year.

We continue to have a strong pipeline of additional projects across various stages and geographies, which will further diversify our portfolio and de-risk our dependence on any one location. We are also proactively engaging with local communities to ensure that we are building mutually beneficial long-term relationships.

Our new sites further our ability to bring next-generation compute capacity to market. We started deploying NVIDIA B300 and NVIDIA GB300 NVL72 systems in 2025, and in 2026 we will be among the first AI cloud providers worldwide to deploy NVIDIA Vera Rubin NVL72 systems, at locations in the US and EMEA.

Expanding & Diversifying Our Customer Base

Our multi-year deals with Microsoft and Meta demonstrate the confidence that the world’s leading tech companies have in Nebius’s ability to deliver capacity at scale.

●	Microsoft: We delivered the first tranche of capacity to Microsoft on time in November 2025, and are well on track to deliver the remaining capacity on schedule.

●	Meta: Both contracted tranches related to Meta were successfully delivered on time, and we are now fully in the servicing stage.

We also believe that we may enter into significant long-term deals, provided they come with favorable unit economics. In parallel, we will continue to scale our core AI business, building the AI cloud platform for all customers.

Nebius intends to be the AI cloud partner of choice for both cutting-edge startups and larger enterprises. We help solve the biggest problems our customers face by delivering reliable capacity at scale, providing a comprehensive, full-stack AI cloud platform, and consistently expanding our offering with new products and services to meet customer needs.

Our ability to deliver AI compute and cloud services quickly and efficiently has won the trust of the leading AI-native start-ups.

Our enterprise-ready solutions, which meet the unique security and compliance requirements of complex organizations, are increasingly being selected by larger enterprises.

Our focus on high-potential industry verticals is gaining traction from our ability to optimally configure leading-edge compute performance, networking, and storage, all in a fast and convenient out-of-the-box package based on specific customer needs.

We have already gained strong traction in healthcare and life sciences, where training, storage, and HIPAA compliance are paramount. Innovative early-stage businesses like Genesis Molecular AI, is building their AI solutions on Nebius.

Companies at the cutting edge of physical AI and robotics are leveraging Nebius as they work to bridge the gap between the world around us and AI. These customers need training compute power to create simulated environments, and a significant amount of storage. Nebius can flex its offering to resize and reconfigure our solutions to meet these unique needs.

We are working with World Labs, which is building the next frontier of generative AI where models can understand and interact with the world, and we are helping a stealth frontier research lab building an advanced robotics foundation model.

Customers in media and entertainment need high-performance compute and large-scale storage for model creation and inference to support media creation from still images through to full frame video. Recent examples include Higgsfield AI, which leverages Nebius to deliver stylized video content with true cinematic control, while Photoroom automates AI product visual creation for businesses.

To capture the vast opportunity ahead, we are building a world-class sales and GTM team. In 2026, we will:

●	Focus on key enterprise industry verticals, including healthcare and life sciences, physical AI, and media and entertainment, as mentioned above. We are also growing our footprint across the retail/e-commerce, and financial services verticals. These end-markets are seeing early traction in AI adoption and we believe they will drive substantial demand for our AI cloud, creating significant long-term market potential.
●	Expand our GTM leadership team and organization to better capture the immense global demand in front of us.
●	Enhance our engagement with the developer community through an expanded and engaged partnership network.

Advancing Our Full-Stack AI Cloud Platform

Our AI cloud platform was a key part of our evolution in 2025. The releases of Aether 3.1 and Nebius Token Factory demonstrated the extensibility of our platform, further differentiating Nebius as a unified end-to-end offering for AI builders.

In 2026, we will continue to build out a best-in-class AI cloud stack as we look to meet customers across every step of their AI journey, irrespective of scale. Our goal is to provide the flexibility, control, and efficiency that large-scale enterprises and research organizations demand, while also delivering speed and choice for nimble AI startups and scale-ups.

To achieve this, our product roadmap focuses on three key elements:

Optimizing AI Infrastructure at Scale

We aim to offer the most advanced physical and virtual infrastructure in the industry, enabling users to scale their capacity, without compromising efficiency.

In November 2025, Nebius was the first provider in Europe to deploy NVIDIA HGX B300 Blackwell Ultra systems in production, with NVIDIA Quantum-X800 InfiniBand. In the same month, we achieved Gold status in the SemiAnalysis ClusterMAX 2.0 ranking, outperforming most hyperscalers.

Providing Choice, Flexibility, and Speed for Every AI Builder

Through our MLOps offering, our goal is to make it easier for developers to build AI apps faster and more efficiently with better tools and visibility, and go from prototype to production without the need for DevOps or IT.

In November 2025 we launched Token Factory, our production-scale managed inference solution, to enable organizations to serve and fine-tune open source AI models at scale. Token Factory provides choice for organizations that have started with commercial AI models for inference and need more cost-efficiency and control over performance and post-training workflows.

Building Enterprise Readiness

We aim to make it easier for enterprises to adopt AI at scale, with features that enable easier integration into enterprise environments, deliver security and compliance, and enable cross-functional operations.

The release of Nebius AI Cloud Aether 3.1 in December 2025 built on our Aether 3.0 release by adding more transparency, greater controls, and enhanced enterprise-grade security. In 2026, we have a robust pipeline of new enterprise-focused products, including seamless integration with on-prem and multi-cloud offerings, enhanced security and compliance features, and enablement of operations across various teams within any organization.

We will also develop specific AI cloud solutions and products for our five target verticals: healthcare and life sciences, physical AI, media and entertainment, retail and e-commerce, and financial services.

Acquisition of Tavily, an Agentic Search Provider

In addition to our organic roadmap, we take a product-led approach to expanding our tech stack and tech talent with M&A. The acquisition of Tavily, announced this week, expands our AI platform with market-leading agentic search capabilities. This gives Nebius customers the critical infrastructure they need to build autonomous agents that can navigate the web, verify facts, and execute complex real-world tasks, while eliminating the need for developers to patch together disparate vendors.

Avride

Avride, our autonomous vehicle and robot delivery business, delivered several significant commercial and operational achievements in 2025.

●	The successful commercial launch of robotaxi services on the Uber platform in Dallas, Texas, in December confirms the capability of Avride’s technology and our product readiness to deliver safe, reliable ride-hailing services.
○	Avride is one of only two autonomous vehicle partners on the Uber platform, a testament to the team’s ability to develop, build, and bring to market autonomous technology.
●	The strategic partnership with Uber supports Avride’s strategic plan and long-term value proposition. Under the agreement, which was signed in October, both Uber and Nebius will make strategic investments and other commitments of up to $375 million in Avride. This investment accelerates Avride’s capacity to advance its autonomous technology, continue building its fleet of vehicles, and expand its coverage map.
○	As part of Uber’s market-leading ecosystem, this partnership helps Avride seize the demand opportunity and expand Avride’s total serviceable market
●	Avride’s partnership with Hyundai helps the team to meaningfully scale its fleet through Ioniq 5 vehicles, to service the demand garnered by the Uber partnership. Avride now has 80 cars in service and plans to grow this fleet substantially in 2026.

Avride is uniquely positioned to capitalize on robodelivery expansion in new cities and campuses.

●	Avride’s US robot delivery business achieved significant growth in 2025, surpassing 316,000 deliveries for the year. In Q4, Avride’s US robots delivered nearly 3x as many deliveries per day vs. Q3.
●	During the year, Avride expanded delivery zones in Jersey City, Dallas, and Austin, and expects further growth in coverage maps and number of cities served in 2026.
●	Campus operations are running very well at The Ohio State University in Columbus, and at the University of Arizona in Tucson. The successful build-out strategy will be extended to additional campuses in the coming months.
●	Core to the growth and distribution strategy is expanding Avride’s list of partners. During 2025, Avride onboarded some of America’s favorite restaurant chains including Shake Shack, Wendy’s, and White Castle, and signed key commercial agreements with Uber Eats and GrubHub to utilize those powerful distribution platforms.
●	Additionally, Avride continues to expand its presence beyond campuses with service through GrubHub in Jersey City, and with H-E-B, where they are testing new applications for Avride’s robots in supermarkets.

TripleTen

TripleTen, our edtech business, delivered solid revenue growth in 2025 driven by new student acquisitions and a broadening global footprint

●	TripleTen delivered revenue growth of 88% year over year in 2025, supported by higher student enrollments, and an increase in average fees per student.
●	For the full-year, overall enrollments increased by 55% year over year driven by growth in each of our key regions, and a notable acceleration in Latin America and Brazil.
●	New student growth in Q4 was approximately 5,800.

TripleTen launched new technology courses and several product enhancements in 2025.

●	During 2025, TripleTen introduced several new programs including Cybersecurity, Web Development, and Artificial Intelligence which provides students with the technology skills that are in high demand in today’s economy.
●	Nebius Academy launched in September and is gaining traction as a B2B solution that helps companies and large organizations educate their workforces.

TripleTen continues to utilize AI to drive further operational efficiency.

●	TripleTen is now leveraging AI for a variety of operational functions including student services, like resume building, and coaching, as well as student acquisition.
●	Additionally, TripleTen continues to incorporate AI in augmenting the classroom experience through the generation of supporting content and materials.

Equity stakes: Toloka and ClickHouse

In addition to our non-core businesses, we own equity stakes in both Toloka and ClickHouse.

Toloka

Toloka is a leading data provider for LLM and GenAI developers, delivering scalable, high-quality data solutions for all stages of AI development. During Q4, the company continued to diversify its customer base among leading foundational model builders.

As of Q2’25 we no longer hold voting control of Toloka. However, we maintain a majority economic interest and are encouraged by the growing investor interest in the AI data provider market.

ClickHouse

ClickHouse is an open-source database management system built for real-time data processing and analytics.

In January 2026, it was reported that ClickHouse raised $400M in a Series D financing at a valuation of approximately $15B. Following this financing, Nebius continues to own a significant minority equity stake in ClickHouse.

Financial Update

Note: Toloka results have been reclassified to discontinued operations in the current and prior-year periods.

Revenue

In USD $ millions	Three months ended December 31			Twelve months ended December 31
	2024	2025	Change	2024	2025	Change
Revenues	35.2	227.7	547%	91.5	529.8	479%

Nebius once again delivered on its financial goals. Q4 group revenue of $227.7 million came in consistent with our outlook, up 547% year-over-year, and up 56% compared to Q3. The strong growth was driven primarily by continued robust demand for compute capacity across customer types and regions.

●	Core AI cloud revenue was $214.2 million in Q4’25, a more than 800% increase year-over-year from Q4’24. Our core AI cloud business accounted for approximately 94% of total group revenue during the quarter.
●	Annualized run-rate revenue (ARR)[1] of $1.25 billion as of the end of December 2025 exceeded our outlook for $900 million to $1.1 billion, and more than doubled from $551 million reported as of the end of September.
●	Demand again exceeded capacity in our core AI cloud business. We operated at peak utilization during the quarter and were sold out of capacity in Q4.
●	Beyond our core AI cloud business, TripleTen contributed approximately 6% of group revenue in Q4. Avride’s revenue contribution in Q4 and full year 2025 was immaterial.

Operating expenses

In USD $ millions	Three months ended December 31			Twelve months ended December 31
	2024	2025	Change	2024	2025	Change
Cost of revenues	21.1	68.5	225%	43.7	166.2	280%
as a percentage of revenues	60%	30%		48%	31%
Product development	31.9	53.1	66%	114.8	177.3	54%
as a percentage of revenues	91%	23%		125%	33%
Sales, general and administrative	85.4	159.9	87%	255.5	378.5	48%
as a percentage of revenues	243%	70%		279%	71%
Depreciation and amortization	33.3	180.7	443%	77.1	404.0	424%
as a percentage of revenues	95%	79%		84%	76%
Total operating costs and expenses	171.7	462.2	169%	491.1	1,126.0	129%
as a percentage of revenues	488%	203%		537%	213%

Cost of revenue was $68.5 million in Q4’25, representing an increase of 225% compared to the same period in 2024.

●	The increase was due to the expansion of our core AI cloud business, primarily from expenses incurred for co-location and operating lease agreements, as well as the hiring to support our growing data-center operations.
●	As a percentage of revenue, cost of revenue was 30% in Q4’25, down from 60% in Q4’24, primarily reflecting operating leverage as we scaled capacity.

Product development expenses were $53.1 million in Q4’25, representing an increase of 66% compared to the same period in 2024.

●	The increase in product development expenses was primarily driven by investment in our engineering and development teams to build and enhance our product offerings.
●	As a percentage of revenue, product development expenses decreased to 23% from 91% in the prior year period owing to scale benefits.

Sales, general and administrative expenses (“SG&A”) were $159.9 million in Q4’25, representing an increase of 87% compared to $85.4 million in the same period in 2024.

●	The increase was partially driven by higher personnel expenses and professional service fees, as well as growth in marketing and advertising spend. The increase also includes a one-time, non-recurring expense of $43.6 million.
●	SG&A as a percentage of revenues declined to 70% from 243% in the fourth quarter of 2024, also driven by operating leverage.

Depreciation and amortization expenses (“D&A”) were $180.7 million in Q4’25, representing an increase of 443% compared to the same period in 2024.

●	The primary driver of the dollar increase in D&A expenses was the continued investments in GPU-related capital expenditures and related data center hardware for the core AI cloud business.
●	For the periods presented, we depreciated our server and network equipment over a four-year period.
●	D&A as a percentage of revenue declined to 79% from 95% as revenue grew faster than D&A.

Adjusted EBITDA

In USD $ millions	Three months ended December 31			Twelve months ended December 31
	2024	2025	Change	2024	2025	Change
Adjusted EBITDA / (loss)	(63.9)	15.0	n/m	(226.3)	(64.9)	-71%
as a percentage of revenues	-182%	7%		-247%	-12%

Group adjusted EBITDA of $15.0 million in Q4 improved by $78.9 million year over year, as we achieved our first quarter of positive adjusted EBITDA at the Group level.

●	The continued improvement in Adjusted EBITDA was driven primarily by the strong growth in our core AI cloud business, which generated adjusted EBITDA of $51.8 million and adjusted EBITDA margin of 24%.
●	We achieved positive Q4 group adjusted EBITDA despite Avride and TripleTen recording adjusted EBITDA losses in the quarter.

Capital Expenditures

In Q4’25, capital expenditures were approximately $2.1 billion, primarily driven by purchases of GPUs and GPU-related hardware, and our data center expansion activities including investments in planned greenfield sites. We are confident in our ability to deliver on our increased target for greater than 3 GW of contracted power by the end of 2026, having already secured more than 2 GW of contracted power to date.

Subsequent Events

Following a review process conducted by the Audit Committee of the Board of Directors, the company plans to recommend that our shareholders approve the engagement of Deloitte & Touche LLP as the company’s independent registered public accounting firm for the financial year ending December 31, 2026 at its upcoming annual meeting.

Guidance

The company will share a detailed view of guidance on its earnings call and webcast.

Earnings webcast

Nebius Group will host a conference call and earnings webcast at 5:00 a.m. Pacific time/8:00 a.m. Eastern time/2:00 p.m. Central European Time on February 12, 2026 to discuss these financial results. To register to participate in the conference call, or to listen to the live audio webcast, please visit Nebius’s Investor Relations website at group.nebius.com/investor-hub.

A replay will be available on the same website following the call.

Forward-looking statements

This document contains forward-looking statements that involve risks and uncertainties. All statements contained or implied other than statements of historical facts, including, without limitation, statements regarding our business plans, market opportunities, capital expenditure requirements, financing requirements and projected financial performance, are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to successfully compete in our sector; to implement our business plans; to continue to successfully capture customers; to continue to successfully obtain required supplies of hardware on acceptable terms; and to obtain further debt or equity financing that may be necessary to achieve our objectives on acceptable terms. Many of these risks and uncertainties depend on the actions of third parties and are largely outside of our control. We also continue to be subject to many of the risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2025, which is available on our investor relations website at https://group.nebius.com and on the SEC website at www.sec.gov. All information in this document is as of the date hereof, and the Company undertakes no duty to update this information unless required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this document, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Disclaimer

Links to third-party websites are provided for informational purposes only; Nebius is not responsible for the content contained on or accessible through the linked sites.

Use of Non-GAAP financial measures

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: Adjusted EBITDA/(loss) and Adjusted net income/(loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Adjusted EBITDA/(loss) means U.S. GAAP net income/(loss) from continuing operations plus (1) depreciation and amortization, (2) certain SBC expense, (3) interest expense, (4) income tax expense/(benefit), (5) one-off restructuring and other expenses, less (1) interest income, (2) other income/(loss), net, (3) income/(loss) from equity method investments and (4) gain from revaluation of investments in equity securities.

●	Adjusted net income/(loss) means U.S. GAAP net income/(loss) from continuing operations plus (1) certain SBC expense, (2) one-off restructuring and other expenses, (3) amortization of debt discount and issuance costs, net of interest expense capitalized less (1) foreign exchange (gains)/losses and (2) gain from revaluation of investments in equity securities. Tax effects related to the listed adjustments are excluded from adjusted net income.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly certain share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

Net income/(loss) from discontinued operations

We present Adjusted EBITDA/(loss) and Adjusted net income / (loss) exluding any effects of our discontinued operations.

Information on our discontinued operations is disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2025. In Q2 2025, following the completion of the investment transaction in Toloka, an AI development platform, Nebius ceased to hold majority voting power in Toloka and no longer includes Toloka’s results in Nebius’ consolidated financial statements and reports its stake as equity method investment. Toloka’s results for prior periods were reclassified to discontinued operations.

Certain SBC expense

SBC (Stock-Based Compensation) is a significant expense item and an important part of our compensation and incentive programs. As it is highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance. However, because we settled some RSU equity awards of our employees granted before 2022 in cash during 2024, a portion of stock-based compensation expense for 2024 was included in Adjusted EBITDA/(loss).

Foreign exchange gains/(losses)

The functional currency of Nebius Group N.V. is the United States Dollar, which is also the Group’s current reporting currency. Foreign exchange gain/(loss) dynamics reflect changes in the U.S. dollar value of monetary assets and liabilities that are denominated in other currencies, as well as changes in the functional currencies of foreign subsidiaries' monetary assets and liabilities that are denominated in currencies different from their respective local currencies. Because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present Adjusted EBITDA/(loss), adjusted net income/(loss) and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

One-off restructuring and other expenses

We believe that it is useful to present Adjusted net income/(loss), Adjusted EBITDA/(loss) and related margin measures excluding impacts not related to our operating activities. Adjusted net income/(loss) and Adjusted EBITDA/(loss) exclude certain expenses related to the restructuring and other similar one-off expenses.

Amortization of debt discount and issuance costs, net of interest expense capitalized

We also adjust net income/(loss) for interest expense representing amortization of the debt discount and issuance costs related to our convertible senior notes, net of interest expense capitalized into cost of our property, plant and equipment. Debt discount represents the accretion of the nominal amount of notes payable at maturity, unless the relevant notes have been earlier repurchased, redeemed or converted in accordance with their terms. We adjust net income/(loss) for the interest expense recognized from amortization of the debt discount and issuance costs due to the significantly different timing of payment in relation to the operating results.

Contact investor relations:

askIR@nebius.com